Exhibit 99.1

Buenos Aires

March 9, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been informed that the Argentine Central Bank, through resolution 84/18 of its Board of Directors, approved the transfer of certain assets and liabilities of Banco Finansur S.A. to Banco Galicia pursuant to article 35, section II of the Law of Financial Entities.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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